PAUL ROBB



Via email and fax



June 13, 2006


Mr. Samuel J. Furrow, Chairman of the Board
Mr. Marc Crossman, CEO, President and CFO
c/o Innovo Group, Inc.
5804 E. Slauson Avenue
Commerce, CA 90040



Dear Sam and Marc:

I am writing to inform you of my decision to resign from the
Board   of   Directors  of  Innovo  Group  Inc.  ("Innovo"),
effective immediately.

This decision is due to an unanticipated conflict of interest that I was not aware of at the time I accepted my appointment to Innovo's Board. I sincerely regret this decision, as I looked forward to being a part of Innovo and contributing to its future success.


Sincerely yours,

/s/ Paul A. Robb

Paul A. Robb


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